UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director/PDMR Shareholding dated August 02, 2022

99.1
HALEON PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

2 August 2022

Notification and Public Disclosure in accordance with the requirements of The EU Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 1 August 2022, Haleon plc (the "Company") received notification of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bryan Supran
2	Reason for the notification
a)	Position/status	Non-Executive Director - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	Purchase of American Depositary Shares in the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$7.365	25,000

d)	Aggregated information

	- Aggregated volume	25,000

	- Price	$7.365 per share

e)	Date of the transaction	1 August 2022
f)	Place of the transaction	New York Stock Exchange

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: August 02, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary